UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ChinaCast Education Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16946T109

(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Jeffrey C. Cohen

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

May 18, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16946T109	13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,452,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	16946T109	13D	Page	3	of	6	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,422,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,422,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	16946T109	13D	Page	4	of	6	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,030,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,030,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting right associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

CUSIP No.	16946T109	13D	Page	5	of	6	Pages

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Company”) and to exercise any and all voting rights associated with such securities. Amendment No. 5 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock of the Company on December 2, 2011, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on December 14, 2011, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on January 9, 2012, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on January 19, 2012 and Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on April 16, 2012.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

Please see Item 6 for a discussion of the Borrowing Notice and Acknowledgement, dated May 18, 2012, by and among the Company, Fir Tree Value, Fir Tree Capital and other shareholders of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Pursuant to Section 5.2 of the Purchase Agreement, the Company requested a subsequent advance from each of the Purchasers of up to the same amount funded by each such Purchaser under its respective Note. In accordance with this request, the Company entered into a Borrowing Notice and Acknowledgement (the “Borrowing Notice”) with the Purchasers on May 18, 2012. Pursuant to the Borrowing Notice, Fir Tree Value and Fir Tree Capital have agreed to purchase notes (the “Subsequent Advance Notes”) in the principal amount of US$406,668.00 and US$77,263.50, respectively, and the Company is required to issue 203,334 Warrants to Fir Tree Value and 38,632 Warrants to Fir Tree Capital. The Subsequent Advance Notes will be in substantially the same form as the Promissory Notes attached as Exhibit 2 and Exhibit 3 to Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on April 16, 2012.

In consideration for the Purchasers making available the subsequent advance pursuant to the Borrowing Notice, the Company has agreed to change the exercise price from $4.00 per share to $1.00 per share for all of the Warrants issued in connection with the advance made on April 10, 2012 and for all of the Warrants issued pursuant to the Borrowing Notice. The Warrants issued in connection with the subsequent advance (a) shall be convertible into one share of the Company’s common stock at an exercise price of $1.00 per share (which exercise price shall not be subject to any adjustment mechanism), (b) expire on the fifth anniversary of issuance and (c) include anti-dilution protections for ordinary stock splits, stock dividends and recapitalizations.

A copy of the Borrowing Notice and Acknowledgement is attached as Exhibit 1 to this Amendment No. 5.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Borrowing Notice and Acknowledgement, dated May 18, 2012, by and among ChinaCast Education Corporation, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., Lake Union Capital Fund, LP, Lake Union Capital TE Fund, LP, MRMP Managers LLC, Harkness Trust, Ashford Capital Partners, L.P., Anvil Investment Associates, L.P. and Columbia Pacific Opportunity Fund, L.P.

CUSIP No.	16946T109	13D	Page	6	of	6	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2012	FIR TREE INC.

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE VALUE MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director